Exhibit 99.1

March 28, 2012
By Facsimile and Overnight Courier

Comverge, Inc.
5390 Triangle Parkway, Suite 300
Norcross, GA 30092

Attn:       Board of Directors:
R. Blake Young
Nora Mead Brownell
Alec G. Dreyer
Rudolf J. Hoefling
A. Laurence Jones
David R. Kuzma
John T. McCarter
James J. Moore
Joseph M. O'Donnell
John S. Rego

Dear Members of the Board:

Raging Capital Management, LLC and its affiliates collectively own more than 3,200,000 shares, or approximately 11.9%, of Comverge, Inc. (“Comverge” or the “Company”).

As you are aware, on March 26, 2012 Comverge announced that it had reached an agreement to be acquired by H.I.G. Capital, LLC (“H.I.G.”) for a price of $1.75 per share.  To put it simply, we are extremely disappointed with the price, terms and structure of this proposed acquisition and the actions taken by the Board of Directors (the “Board”) in furtherance thereof.

The proposed acquisition values Comverge at less than $50 million which, in our view, is a grossly inadequate equity valuation for a company with a $500 million multi-year backlog, more than 500 utility and commercial clients, and a leading edge technology platform.  By our calculations, the offer price also represents a significant discount to the valuation of the Company’s primary publicly traded peer, EnerNOC, Inc. (Nasdaq: ENOC).

Even more troubling, H.I.G. could potentially reap payments worth up to 14% or more of the deal value in the event the deal is terminated, including up to $1.9 million in break-up fees, up to $1.5 million in expense reimbursements, and up to $3 million or more of profits upon conversion of its new convertible note to common shares (we view this bridge loan as essentially a second break-up fee designed to have a chilling effect on the ability of a third-party to submit a competing bid).  Further, Comverge has only a short period of time, just 40 days, to “go shop” for a superior deal, even as H.I.G. retains a right of first refusal to match any superior offer.  In short, we believe this deal is a lemon and we seriously question whether the Board has met its fiduciary obligations to shareholders.

In a letter to Chairman Alec Dreyer and CEO Blake Young dated March 15, 2012, we argued that existing shareholders should have the opportunity to participate pro-rata in any financing.  We further expressed our willingness to participate in a rights offering and stated that we would even consider backstopping a larger rights offering or bridging the Company to the completion of such an offering.  We believe it is more than likely that other shareholders would have similarly stepped up to refinance the Company rather than see it sold for a song to an opportunistic offeror.  One must wonder what “package” Comverge’s management will receive from H.I.G. to remain with the Company.

While we have not yet decided on next steps, we believe Comverge remains an undervalued asset.  We believe the Board, in the exercise of its fiduciary duties, should immediately withdraw its recommendation for H.I.G.’s proposal.  We remain open to participating in an alternative transaction if we do not see a materially higher price for our shares.

Sincerely,

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
Name: Frederick C. Wasch
Title: Attorney-in-fact for William C. Martin, Managing Member